ISSUER FREE WRITING PROSPECTUS No. 180E

Filed Pursuant to Rule 433

Registration Statement No. 333-137902

Dated September 4, 2007

100% Principal Protection Notes

Linked to a Global Index Basket

A Strategic Complement to Fixed Income Investing

Deutsche Bank AG, London Branch

Notes Linked to a Global Index Basket due between June 28, 2013 and December 31, 2013

Investment Description

These 100% Principal Protection Notes Linked to a Global Index Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the positive performance of a basket of indices (the “Basket”). The Basket is composed of three equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index. Principal protection applies only at maturity.

Features

❑	Growth Potential: At maturity, you will participate in any positive performance of a global index basket with a participation rate of 100%.

❑	Full Protection of Principal: At maturity, you will receive a cash payment equal to at least your initial principal.

❑	Diversification: You can diversify your portfolio with a principal protected note linked to US, European and Japanese equities. You will have no direct foreign currency exposure.

Key Dates1

Trade Date	September 25, 2007

Settlement Date[2]	September 28, 2007

Final Valuation Date[2]	between June 25, 2013 and December 24, 2013 (to be determined on the Trade Date)

Maturity Date[2]	between June 28, 2013 and December 31, 2013 (to be determined on the Trade Date)

CUSIP:	25153Q 60 9

ISIN:	US25153Q6098

[1]

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement.

Security Offering

We are offering 100% Principal Protection Notes Linked to a Global Index Basket. The Notes are linked to a Basket, consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index. The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “ Additional Terms Specific to the Notes” on page 2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement E dated December 27, 2006, underlying supplement No. 2 dated March 29, 2007 and this free writing prospectus. See “Key Risks” on page 4 of this free writing prospectus and “ Risk Factors” beginning on page PS-6 of product supplement E for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement E and underlying supplement No. 2. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$10.00	$0.30	$9.70
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement E dated December 27, 2006 and underlying supplement No. 2 dated March 29, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 2 dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507068869/d424b21.pdf

♦	Product supplement E dated December 27, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506260197/d424b2.htm

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Basket.

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity.

♦

You are willing to forego dividends paid on the component stocks underlying the Basket Indices in exchange for potential enhanced returns if the Basket appreciates and principal protection if the Basket declines.

♦	You are willing and able to hold the Notes to maturity.

♦	You do not seek current income from this investment.

♦	You are willing to invest in the Notes based on the range indicated for the Maturity Date (the actual Maturity Date and investment term of the Notes will be determined on the Trade Date).
The	Notes may not be suitable for you if:

♦	You do not seek an investment with exposure to the economies of Japan, the United States or the Euro Zone.

♦	You are unwilling or unable to hold the Notes to maturity.

♦	You prefer to receive dividends paid on the component stocks underlying the Basket Indices.

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦	You seek current income from your investments.

♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]

Issue Price	$10 per Note

Term	5 years and 9 months to 6 years and 3 months (to be determined on the Trade Date)

Basket

The Notes are linked to a Basket consisting of the S&P 500® Index (“SPX”), the Dow Jones EURO STOXX 50® Index (“SX5E”) and the Nikkei® 225 Index (“NKY”) (each, a “Basket Index” and, collectively, the “Basket Indices”).

Index Weightings	S&P 500® Index	33.34%
	Dow Jones EURO STOXX 50® Index	33.33%
	Nikkei® 225 Index	33.33%

Participation Rate	100%

Principal Protection	100% if held to maturity

Payment at Maturity (per $10)

If the Basket Return is positive, you will receive a cash payment, for each $10 Note principal amount, of $10 plus the Additional Amount, which will be calculated as follows:

$10 x Basket Return x Participation Rate

If the Basket Return is zero or negative, you will receive a cash payment, for each $10 Note principal amount, of $10.

Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level

Basket Starting Level	Set equal to 100 on the Trade Date

Basket Ending Level

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the S&P Return x 33.34%) + (the EURO STOXX Return x 33.33%) + (the Nikkei Return x 33.33%)]

The “S&P Return,” the “EURO STOXX Return” and the “Nikkei Return” are the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on any trading date.

Determining Payment at Maturity

The percentage change from the Basket Starting Level to the Basket Ending Level

You will receive a cash payment that provides you with a return per $10 Note principal amount equal to the Basket Return multiplied by the Participation Rate of 100%.

Accordingly, if the Basket Return is positive, your payment at maturity per $10 Note principal amount will be calculated as follows:

$10 + [$10 x Basket Return x Participation Rate]

You will receive the principal amount of your Notes at maturity

[1]

Moody’s Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell, or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The following scenario analysis and hypothetical examples assume a Participation Rate of 100%.

Example 1: The level of the Basket increases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level of 110 is greater than the Basket Starting Level of 100, the investor receives a payment at maturity of $11.05 per $10.00 Note principal amount, representing a total return of 10.0% on the Notes.

Payment at maturity per $10.00 Note principal amount = $10.00 + [$10.00 x (10% x 100%)] = $11.00

Example 2: The level of the Basket decreases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level of 90 is less that the Basket Starting Level of 100, the investor receives a payment at maturity of $10.00 per $10.00 Note principal amount calculated as follows:

Payment at maturity per $10.00 Note principal amount = $10.00 + $0.00 = $10.00

What are the tax consequences of the Notes?

The Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.”

Selected Purchase Considerations

♦

NO DIRECT EXPOSURE TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX OR THE NIKKEI® 225 INDEX—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the component stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

♦

CERTAIN INCOME TAX CONSEQUENCES—You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the Notes until maturity. Interest included in income generally will increase your basis in the Notes. In addition, any gain recognized upon a sale, exchange or retirement of the Notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: TMG—Daniel Millwood, 212-250-8281. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the Notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

♦

MARKET RISK—The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive. You will receive no more than the principal amount of your Notes at maturity if the Basket Return is zero or negative.

♦

THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT—You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, the component stocks underlying the Basket Indices or contracts related to the Basket Indices. If the Basket Ending Level does not exceed the Basket Starting Level, the Additional Amount will be zero. This will be true even if the value of the Basket is higher than the Basket Starting Level at some time during the term of the Notes but falls below the Basket Starting Level on the Final Valuation Date.

♦

NO PRINCIPAL PROTECTION UNLESS YOU HOLD THE NOTES TO MATURITY—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agents’ commission and the cost of hedging our obligations under the Notes. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase Notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

♦

NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS—As a holder of the Notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

♦

WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50® INDEX, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50® INDEX, THE S&P 500® INDEX OR THE NIKKEI® 225 INDEX—We are one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index or the Nikkei® 225 Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index or your Notes. None of the money you pay us will go to the respective sponsors of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (the “Sponsors”), or any of the other companies included in the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor the Sponsors will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX AND THE NIKKEI® 225 INDEX—Although the component stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the Additional Amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and each of the currencies in which the component stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Basket Return for the Notes. Any Additional Amount we pay in respect of the Notes (in excess of the original principal amount) at maturity, if any, will be based on the Basket Return being positive, determined as described in “Determining Payment at Maturity” on page 3 of this free writing prospectus.

♦

LACK OF LIQUIDITY—The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates and agents intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates and agents are willing to buy the Notes.

♦

POTENTIAL CONFLICTS—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES—In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Basket Indices;

♦	the time to maturity of the Notes;

♦	the market price and dividend rate on the component stocks underlying the Basket Indices;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦

the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the nations in which the companies included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are domiciled;

♦	supply and demand for the Notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES—Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Basket Indices to which the Notes are linked.

Historical Basket Performance

The graph below illustrates the historical performance of the Basket from January 2, 1997 to August 31, 2007 as if the Basket Level was 100 and index weightings were as per the Indicative Terms on August 31, 2007. Historical levels of the basket should not be taken as indication of future performance.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 2 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of August 31, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (32); Financials (93); Health Care (53); Industrials (53); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (31).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

Information contained in the S&P website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the S&P 500® Index from January 2, 1997 to August 31, 2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Index closing level on August 31, 2007 was 1473.99.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading “The S&P 500® Index” in the underlying supplement No. 2.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. As discussed more fully in the underlying supplement No. 2 under the heading “The Dow Jones EURO STOXX 50® Index,” the Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Euro Zone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made annually to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: www.stoxx.com.

You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from the Bloomberg Financial Markets page “SX5E <Index> <GO>“ or from the STOXX Limited website at www.stoxx.com.

Information contained in the STOXX Limited website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index from January 2, 1997 to August 31, 2007. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index closing level on August 31, 2007 was 4294.56.

The information on the Dow Jones EURO STOXX 50® Index provided in this free writing prospectus should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” in the underlying supplement No. 2.

The Nikkei® 225 Index

The Nikkei® 225 Index is published and disseminated by Nikkei Inc. As discussed more fully in the underlying supplement No. 2 under the heading “The Nikkei® 225 Index,” the Nikkei® 225 Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei® 225 Index at any time from the Bloomberg Financial Markets page “NKY <Index> <GO>“, from the Reuters service under the symbol “NKY.TK” or from the Nikkei Inc. website at www.nni.nikkei.co.jp.

Information contained in the Nikkei Inc. website referenced above is not incorporated by reference herein.

The graph below illustrates the performance of the Nikkei® 225 Index from January 2, 1997 to August 31, 2007. The historical levels of the Nikkei® 225 Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei® 225 Index closing level on August 31, 2007 was 16569.09.

The information on the Nikkei® 225 Index provided in this free writing prospectus should be read together with the discussion under the heading “The Nikkei® 225 Index” in the underlying supplement No. 2.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.30 per $10.00 Note principal amount. See “Underwriting” in the accompanying product supplement. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this term sheet.